EXHIBIT 99.1

Qiao Xing Universal Telephone, Inc. Announces Share of Income from Wireless Value Added
Services a New Source of Significant Profit Growth For Subsidiary

     HUIZHOU, Guangdong, China, Jan. 12 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announced that the share of income from Wireless Value Added Services (WVAS) for its subsidiary CEC Telecom Co., Ltd. (“CECT”) would reach US$100,000 for the month of January 2005.

     Mr. Wu Zhi Yang, CEO of CECT, said, “Since October 2004, WVAS have been bundled with certain models of CECT mobile phone handsets. Users can conveniently have access to WVAS by pressing a hot key provided for this purpose. The services offered include SMS, WAP, MMS and IVR. Under the arrangements with service providers, CECT receives a share of the total service income whenever WVAS are used via those special CECT handsets. Unlike revenue from sales of mobile phone handsets, which is a one-off, service income from this source is recurrent. Furthermore, the cost of sales is minimal. That means most of the service income received ends up as gross profit.

     “The market potential for WVAS in China is enormous. Recently, CECT’s share of total service income has been doubling every month. This trend of rapid growth is likely to continue in the near term. A couple million USD of revenue from this source of income for 2005 should be attainable. In addition to offering its mobile phone handsets for WVAS bundling purposes, CECT is also considering joining the ranks of service providers by providing the service itself.”

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

     For more information, please contact:

     Rick Xiao, IR Director,

     Qiao Xing Universal Telephone, Inc.
     Email: rickxiao@qiaoxing.com

SOURCE Qiao Xing Universal Telephone, Inc.

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     /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, Inc., rickxiao@qiaoxing.com /
     /Web site: http://www.cosun-xing.com /
     (XING)